Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On September 28, 2011, the following slide presentation related to the merger with Exelon was presented by Constellation Energy at investor meetings.

Exelon and Constellation Energy Merger Investor Meetings September 28, 2011

Cautionary Statements Regarding
Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute
“forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934,
both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,”
“estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon
Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and
Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors.
Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company.

Cautionary Statements Regarding
Forward-Looking Information (Continued)

Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1)  Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s
Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and
Supplementary Data: Note 18; (2)  Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in
(a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion
and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial
Statements: Note 13; (3)  Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7.
Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial
Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I,
Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and
(c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments
and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 that
Exelon filed with the SEC on August 17, 2011 in connection with the proposed merger.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.
Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  On August 17, 2011, Exelon filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation.

Additional Information and Where to Find It

These materials are not yet final and may be amended.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ
THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY
STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE,
BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger.  Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov.  In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available)
may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398,
Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite
600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E.,
Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation
Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.
Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by
Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding
Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on
April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

Creating Value Through a Strategic Merger
Delivers financial benefits to both sets of shareholders
Increases scale and scope of the business across the value chain
Matches the industry’s premier clean merchant generating fleet with the leading retail and wholesale customer platform
Diversifies the generation portfolio
Continued upside to power market recovery
Maintains a strong regulated earnings profile with large urban utilities
Successful integration experience from prior mergers and acquisitions
Combining Exelon’s generation fleet and Constellation’s customer-facing businesses creates a strong platform for growth and delivers benefits to investors and customers

Exelon. Constellation Energy

Exelon. Constellation Energy

Combination Will Result in Enhanced Scale,
Scope, Flexibility and Financial Strength
• $8 billion
• $11 billion
• 11,980 (Total)
• 1,921 (Nuclear)
• 1.2 mil. (MD)
• 0.7 mil. (MD)
• 44 states & D.C.
(5)
• ~110 TWh/yr
• 29% Generation
• 44% Utility
• 27% NewEnergy
Market  Value and
Enterprise Value
(1)
Pro forma Standalone
Owned
Generation
(in MW)
(2)
Regulated
Utilities
Competitive
Retail &
Wholesale
(4)
Business Mix
(6)
• $28 billion
• $41 billion
• 26,339 (Total)
• 17,047 (Nuclear)
Electric customers
• 5.4 mil. (IL, PA)
Gas customers
• 0.5 mil. (PA)
• 4 states
• ~59 TWh/yr
2011 EBITDA
• 61% Generation
• 39% Utilities
• $35 billion
• $52 billion
• 44 states & D.C.
(5)
• ~169 TWh energy sales
• Expect >50% pro forma EBITDA
from competitive business
• 35,671 (Total)
(3)
• 18,968 (Nuclear)
• 6.6 million electric & gas customers
in IL, PA and MD
Note: Data as of 12/31/10 unless stated otherwise.
(1)  Market Value as of 9/14/11. Enterprise Value represents Market Value plus Net Debt as of 6/30/11.
(2)  Exelon data includes 720 MW for Wolf Hollow. Constellation data includes 2,950 MW for Boston Generation assets.
(3)  Net of physical market mitigation assumed to be 2,648 MW.
(4)  TWh/yr represents 2011 booked electric sales as of 12/31/2010. Exelon load includes ComEd swap. Data also includes 2011 partial year estimated electric sales from StarTex and MXEnergy (acquired by Constellation).
(5)  Competitive and wholesale business also active in Alberta, British Columbia and Ontario, Canada.
(6)  Exelon EBITDA estimates per equity research. Constellation EBITDA estimates per company guidance from Q1 2011.

On Track for Merger Close in Early Q1 2012
2011 2012
Q3 Q4 Q1
Filed for indirect transfer of Constellation Energy licenses on
May 12, 2011
Expect approval in Q4
Filed merger approval application related filings on
May 20, 2011
Submitted HSR filing on May 31, 2011 for review under U.S. antitrust laws
Filed for approval with the Maryland  PSC on May 25, 2011
Approvals
Shareholder vote
Shareholder vote
1/5/12
Decision deadline
SEC
NRC
Texas PUCT Secured approval from Texas
FERC
DOJ
NY PSC
MD PSC
Regulatory proceedings are progressing well and we are on track to close in early Q1, 2012
Proxy mailing

SEC has completed its
review of S-4

Portfolio Matches Generation with Load in
Key Competitive Markets
MISO (TWh)
PJM (TWh)
South
(1)
(TWh)
ISO-NE & NY ISO
(2)
(TWh) West (TWh)
The combination establishes an industry-leading platform with regional diversification of the generation fleet
(1) Represents load and generation in ERCOT, SERC and SPP.
(2) Constellation load includes ~0.7TWh of load served in Ontario.
Note: Data for Exelon and Constellation represents expected generation (owned and contracted) and booked electric sales for 2011 as of
12/31/10.  This data also includes 2011 partial year generation from Wolf Hollow (acquired by Exelon). Data also includes 2011 partial year estimated electric sales from StarTex and MXEnergy (acquired by Constellation).
Exelon load includes ComEd Swap, load sold through affiliates, fixed and indexed load sales and load sold through POLR auctions.
Constellation load includes load sold through affiliates, fixed and indexed load sales and load sold through POLR auctions.
31.8
147.3
Load
102.1
43.4
58.7
Generation
179.1
Constellation Exelon
Load
6.3
5.8
0.5
Generation
9.1
9.1
29.5
Load Generation
14.2
4.8
9.4
2.4
Load Generation
0.8
0.4
0.4
28.5
23.2
Load Generation

A Clean Generation Profile Creates Long-
Term Value in Competitive Markets
(1) Exelon generation includes Wolf Hollow acquisition (720 MW of natural gas). Constellation generation includes Boston Generation acquisition (2,950 MW of natural gas). Constellation nuclear reflects 50.01% interest in Constellation Energy Nuclear Group LLC. Generation capacity doesn’t reflect contracted capacity.
(2) Net of physical market mitigation assumed to be 2,648 MW.
Exelon Standalone
(1)
Total Generation: 26,339 MW
Constellation Standalone
(1)
Total Generation: 11,980 MW
Pro forma Company (Net of Mitigation)
(2)
Total Generation: 35,671 MW
Hydro
6%
Wind/Solar/Other
3%
Gas
13%
Oil
Coal
5%
Nuclear
65%
Wind/Solar/Other
Hydro
Oil
Gas
54%
Coal
23%
Nuclear
16%
3%
2%
2%
Wind/Solar/Other
3%
Hydro
5%
Oil
Gas
27%
Coal
6%
Nuclear
53%

Combined company remains the premier low-cost generator

•	
		•	
		•	
		•	
		•	
		•	
		•	•

Exelon Constellation Energy

Merger Approvals Process on Schedule
(as of 9/15/11)
Stakeholder Status of Key Milestones Filed Approved
Securities and Exchange
Commission (SEC)
(File No. 333-175162)
• SEC has completed its review of the amended S-4
Registration Statement
• Shareholder approval anticipated in mid November  2011
Department of Justice
(DOJ)
• Submitted Hart-Scott-Rodino filing on May 31, 2011 for
review under U.S. antitrust laws
• Approval expected by January 2012
Federal Energy Regulatory
Commission (FERC)
(Docket No. EC 11-83)
• Filed merger approval application and related filings on
May 20, 2011, which assesses market power-related
issues
• Approval expected in Q4 2011
Nuclear Regulatory
Commission
(Docket Nos. 50-317, 50-318, 50-220,
50-410, 50-244, 72-8, 72-67)
• Filed for indirect transfer of Constellation Energy licenses on May 12, 2011
• Approval expected by January 2012
Maryland PSC
(Case No. 9271)
• Filed for approval with the Maryland Public Service
Commission on May 25, 2011
• Approval expected by January 5, 2012
New York PSC
(Case No. 11-E-0245)
• Filed for approval with the New York State Public Service
Commission on May 17, 2011
• Approval expected in Q4 2011
Texas PUC
(Case No. 39413)
• Filed for approval with the Public Utility Commission of
Texas on May 17, 2011
• Approval received on  August 3, 2011

th
rd
Significant Events Date of Event
• Filing of Application
May 25, 2011
• Intervention Deadline
June 24, 2011
• Prehearing Conference
June 28, 2011
• Filing of Staff, Office of People Counsel and Intervenor Testimony
September 16, 2011*
• Filing of Rebuttal Testimony
October 12, 2011*
• Filing of Surrebuttal Testimony
October 26, 2011
• Status Conference
October 28, 2011
• Evidentiary Hearings
October 31, 2011 -
November 10, 2011
• Public Comment Hearings
November 29, December 1 &
December 5, 2011
• Filing of Initial Briefs
December 1, 2011
• Filing of Reply Briefs
December 15, 2011
• Decision Deadline
January 5, 2012
Maryland PSC Review Schedule
* Initial intervenor testimony with respect to market power is due on September 23 for all parties except for the Independent Market Monitor, and rebuttal testimony with respect to market power is due on October 17 .

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk

Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 that Exelon filed with the SEC on August 17, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On August 17, 2011, Exelon filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

* * * * *